SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                         Amendment No. 8



                    JAN BELL MARKETING, INC.
                        (Name of Issuer)



                       Voting Common Stock
                 (Title of Class of Securities)



                           47076 10 9
                         (CUSIP Number)






Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                        Page 1 of 5 pages
                      There are no exhibits











                      CUSIP No. 47076 10 9

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
     Alan Lipton, S.S. ###-##-####

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)           (b)  x

(3)  SEC Use Only

(4)  Citizenship or Place of Organization       U.S.A.


     Number of        (5)   Sole Voting Power            1,394,338
   Shares Bene-
     ficially         (6)   Shared Voting Power            -0-
     Owned by
   Each Report-       (7)   Sole Dispositive Power       1,394,038
    ing Person
       With           (8)   Shared Dispositive Power       -0-

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person    1,394,038

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)    [X](1)

(11)  Percent of Class Represented by Amount in Row (9) 5.4%(2)

(12)  Type of Reporting Person (See Instructions)       IN


(1) The Reporting Person owns 5.4% of the class of securities and Janice Lipton, the Reporting Person's spouse, owns 400,000 shares representing 1.5%. While the Reporting Person disclaims ownership of his spouse's shares, the combined percent is 6.9%.

(2) Calculated on the basis of 25,819,991 shares of Common Stock outstanding on December 31, 1994, according to the Issuer.


Item 1(a).  Name of Issuer:

            JAN BELL MARKETING, INC.








Item 1(b).  Address of Issuer's Principal Executive Offices:

            13801 N.W. 14th Street
            Sunrise, Florida  33323

Item 2(a).  Name of Person Filing:

            Alan Lipton

Item 2(b). Address of Principal Business Office or, if none, residence:

            13801 N.W. 14th Street
            Sunrise, Florida  33323

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.0001 Par Value

Item 2(e).  CUSIP Number:

            47076 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:    1,394,338

     (b)    Percent of Class:  5.4%(1).


(1) Calculated on the basis of 25,819,991 shares of Common Stock outstanding on December 31, 1994, according to the Issuer.













     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to          1,394,338
                   direct the vote
          (ii)   shared power to vote or to         -0-
                   direct the vote
          (iii)  sole power to dispose or to       1,394,338
                   direct the disposition of
          (iv)   shared power to dispose or to      -0-
                   direct the disposition of





Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
          class of securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.




Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.










                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 28, 1995                            /s/ Alan Lipton
                                            Alan Lipton